Exhibit 99.1
Copano Energy, L.L.C.
Contacts:
Kinder Morgan Energy Partners, L.P. Media Relations Joe Hollier, (713) 369-9176 or Investor Relations Mindy Mills, (713) 369-9490	Copano Energy, L.L.C. Carl A. Luna, SVP and CFO 713-621-9547 or Jack Lascar / jlascar@drg-e.com Anne Pearson/ apearson@drg-e.com DRG&E / 713-529-6600

KINDER MORGAN ENERGY PARTNERS AND COPANO ENERGY EXECUTE AGREEMENTS FOR EAGLE FORD SHALE JOINT VENTURE

HOUSTON, May 14, 2010 – Kinder Morgan Energy Partners, L.P. (NYSE: KMP) and Copano Energy, L.L.C. (NASDAQ: CPNO) today announced that they have entered into formal agreements for Eagle Ford Gathering LLC, a 50/50 joint venture to provide gathering, transportation and processing services to natural gas producers in the Eagle Ford Shale resource play in South Texas.  The companies previously announced a letter of intent for the joint venture on Nov. 13, 2009.

“This project builds on the long-standing partnership between Copano and Kinder Morgan to capitalize on the strong and growing demand in South Texas,” said Bruce Northcutt, Copano Energy’s president and chief executive officer.  “This new joint venture will provide producers in the western Eagle Ford Shale a new, fully integrated midstream alternative for their gathering, transportation, processing and fractionation needs, including access to multiple residue gas markets.”

“Kinder Morgan is happy to be expanding its commercial alliance with Copano and looks forward to providing producers a timely solution for their growing Eagle Ford gas volumes through the new joint venture,” said Duane Kokinda, president of Kinder Morgan’s Texas Intrastate Gas Pipelines.

Due to the high level of interest expressed by producers, Kinder Morgan and Copano have each increased their committed capacity from 150,000 to 375,000 MMBtu per day to Eagle Ford Gathering for transportation on Kinder Morgan’s Laredo-to-Katy pipeline and processing at Copano’s Houston Central processing plant.  Additionally, the joint venture expects the first phase of construction to significantly extend beyond the original 22 miles previously announced.

In connection with the execution of the joint venture agreements, Copano and Kinder Morgan also amended and extended their existing straddle processing agreement and transportation agreement through the end of 2024.  Representatives of Eagle Ford Gathering have been in negotiations with multiple producers regarding potential contracts for gathering, transportation and processing services.  Copano will serve as operator and managing member of Eagle Ford Gathering.

About Kinder Morgan Energy Partners, L.P.
Kinder Morgan Energy Partners, L.P. is a leading pipeline transportation and energy storage company in North America.  KMP owns an interest in or operates approximately 28,000 miles of pipelines and 180 terminals.  Its pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle bulk materials like coal and petroleum coke.  KMP is also the leading provider of CO2 for enhanced oil recovery projects in North America.  One of the largest publicly traded pipeline limited partnerships in America, KMP has an enterprise value of approximately $30 billion.  The general partner of KMP is owned by Kinder Morgan, Inc., a private company. For more information please visit www.kindermorgan.com.

About Copano Energy, L.L.C.
Houston-based Copano Energy, L.L.C. (NASDAQ: CPNO) is a midstream natural gas company with operations in Oklahoma, Texas, Wyoming and Louisiana.  Its assets include approximately 6,400 miles of active natural gas gathering and transmission pipelines, 250 miles of NGL pipelines and eight natural gas processing plants, with over one Bcf per day of combined processing capacity. For more information please visit www.copanoenergy.com.

Forward-Looking Statements
This news release includes forward-looking statements.  Although Kinder Morgan and Copano Energy believe that their expectations are based on reasonable assumptions, they can give no assurance that such assumptions will materialize or that the proposed transactions will be consummated.  Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in Kinder Morgan’s and Copano Energy’s Forms 10-K and 10-Q as filed with the Securities and Exchange Commission.